H. Grady Thrasher, IV

d: 404-760-6002

gthrasher@jtklaw.com

July 15, 2011

Doug Brown

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC  20549

Re:      Joshua Gold Resources Inc., formerly known as Bio-Carbon Systems

International Inc. (the “Company”)

Form 10

            Filed October 28, 2009

            Form 10-K for the Fiscal Year Ended December 31, 2009

            Filed April 6, 2010

            Amendment No. 1 to Form 8-K

            Filed November 18, 2010

Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended

June 30, 2010

Filed November 18, 2010

            Form 8-K

            Filed December 23, 2010

            Schedule 14C

            Filed January 10, 2011

            File No. 0-53809

Dear Mr. Brown:

On behalf of the Company, we are responding to the comments by the staff (the “Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 28, 2011 (the “Letter”) relating to the above referenced filings.

            For your convenience, we have repeated each comment from the Staff’s Letter immediately prior to our responses below.

{00204128. }

General

1.      We note your response to our prior comment 2 from our letter dated September 15, 2010 and reissue the comment in part. Please be sure to file the executed versions of any agreements or other exhibits. For example, we note the agreements filed with the Amendment No. 1 to Form 8-K, filed November 18, 2010 and Form 8-K filed December 23, 2010 were not executed versions and lack the date the agreements were executed and in indication that the agreement was signed.

Response:  The Company acknowledges the Staff’s comment above.  In response to the Staff’s comment, on or before July 22, 2011, the Company intends to amend its filings by filing all necessary executed and dated versions of all agreements or exhibits. Additionally, in future filings, the Company will ensure that all agreements and exhibits are properly included and fully executed and dated.

Form 10-K for the Fiscal Year Ended December 31, 2009

Directors, Executive Officers, Promoters and Control Persons…

2.      We note your response to our prior comment 14 from our comment letter dated November 24, 2009, which was reissued as prior comment 4 from our letter dated September 15, 2010 and reissue the comment. Please amend your Form 10-K to indicate any directorships help by Mr. Amersey in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. See Item 401(e)(2) of Regulation S-K. In particular, we note the involvement of Mr. Amersey in the public company, TNT Designs Inc, Bay City Transfer Agency & Registrar Inc., and Trim Holding Group.

Response:  The Company acknowledges the Staff’s comment above.  We expect to amend our filing by disclosing to you, on or before July 22, 2011, any directorships held by Mr. Amersey in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

3.      Further, based on your response to our prior comment 15 from our comment letter dated November 24, 2009, you confirmed that Amersey Investment Holdings, LLC is not an SEC registered investment advisor. We reissue prior comment 4 from our letter dated September 15, 2010. Please amend your 10-K to remove the statement that Amersey Investment Holdings, LLC is a SEC registered investment advisor.

     Response:  The Company acknowledges the Staff’s comment above.  On or before July 22, 2011, the Company will amend its filing and remove from the 10-K the Company’s statement that Amersey Investment Holdings, LLC is a SEC registered investment advisor.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Disclosure Controls and Procedures

4.      We note your response to our prior comments 17, 18, and 19 from our letter dated September 15, 2010 and the changes to your Form 10-Q for the Fiscal Quarter Ended June 30, 2010. We reissue the comments that follow for your Form 10-Q for the Fiscal Quarter Ended September 30, 2010 and future filings.

Response:  The Company acknowledges the Staff’s comment above.  The Company intends to ensure that all prior filings and future filings of the Company address comments 17, 18, and 19 from the Staff’s letter dated September 15, 2010.  As such, on or before July 22, 2011, the Company will amend its filings accordingly.

5.      We note your statements that “[i]n designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.” Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

Response:  The Company intends to address Comment #5, on or before July 22, 2011, by replacing the existing disclosure controls and procedures section in the Form 10-Q with the following language:

(a)	Evaluation of disclosure controls and procedures.

We maintain disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) that are designed to assure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As required by Exchange Act Rule 13a-15(b), as of the end of the period covered by this report, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures and concluded that our disclosure controls and procedures were ineffective as of the date of the original filing of this Form 10-Q and remain ineffective as of the date of filing of this amended 10-Q due to limited accounting and reporting personnel, inadequate accounting policies and procedures, and a lack of segregation of duties due to limited financial resources and the size of our company.  We will need to adopt additional disclosure controls and procedures prior to commencement of material operations. Consistent therewith, on an on-going basis we will evaluate the adequacy of our controls and procedures.

(b)	Changes in internal control over financial reporting.

There were no changes in our internal control over financial reporting during the last fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

6.      We note your disclosure regarding your internal control over financial reporting, in particular your statement that, “management has no reason to believe that the internal controls in place at [prior to the company’s change of control] were insufficient.” We note further, your disclosure in your 10-K for the Fiscal Year Ended December 31, 2009 that your internal control over financial reporting was ineffective and that no reported changes to your internal control over financial reporting has been made. Please explain how management was able to conclude that your disclosure controls and procedures were effective as of the end of your fiscal quarter when it appears that your internal control over financial reporting has been ineffective. In the alternative, provide a supplemental response indicating the point at which your internal control over financial reporting became effective or how your discourse controls and procedures were effective even though your internal control over financial reporting was not. We may have further comments.

Response:  The Company intends to address Comment #6, on or before July 22, 2011, by replacing the existing disclosure controls and procedures section with the language included in the response to Comment #5.

7.      Further, we note that your management concluded that your disclosure controls and procedures were effective, but limited your conclusion that the effectiveness “consider[s] the level and nature of the Company’s operations and the number and types of transactions concluded by the Company” Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level.

Response: The Company intends to address Comment #7, on or before July 22, 2011, by replacing the existing disclosure controls and procedures section with the language included in the response to Comment #5.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010 and Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Recent Sales of Unregistered Securities

8.      We note your response to our prior comment 12 from our letter dated September 15, 2010. Please revise to include the name of the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment above. The Company intends, on or before July 22, 2011, to address Comment #8, in accordance with Item 701(b) of Regulation S-K, by revising the Form 10-Q to include the name of the persons to whom the securities were sold as referenced in the Recent Sales of Unregistered Securities section.

Directors and Executive Officers

9.      Further, please provide disclosure required pursuant to Item 401(e) of Regulation S-K that “briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure.”

Response:  The Company acknowledges the Staff’s comment above.  The Company intends, on or before July 22, 2011, to address Comment #9, in accordance with Item 401(e) of Regulation S-K, by revising the Form 10-Q to briefly discuss the specific experience, qualifications, attribute or skills that led to the conclusion that the person should serve as a director for the registrant at the time the disclosure is made, in light of the registrants business and structure.

Form 8-K, filed December 23, 2010

General

10.  We note your entry into an acquisition agreement for the purchase of mineral rights on property in the Northwestern Territories. Please revise to include disclosure required pursuant to Item 2.01 of Form 8-K, including Form 10 disclosure. In the alternative, indicate why Item 2.01 of Form 8-K would not apply.

Response:  The Company acknowledges the Staff’s comment above.  We expect to provide to you, on or before July 22, 2011, a response to this Comment #10 and file, as appropriate, an amendment to the Company’s Form 8-K.

Departure of Directors or Certain Officers; Election of Director….page 5

11.  Provide additional detail in your background sketches so that there are neither gaps nor ambiguities with regard to time for the past five years, nor with regard to any additional positions held during the period. For example, for Mr. Benedetto Fuschino, we note a gap for the period from 1995 to June 1, 2010. In addition, disclose the percentage of professional time that each executive officer and director will devote to your business. Please address the portion of the gap to address at least the past five years.

Response: The Company acknowledges the Staff’s comment above. The Company intends to address Comment #11, on or before July 22, 2011, by providing additional detail in the backgrounds sketches contained in Item 5.02 of the Form 8-K so that there are neither gaps nor ambiguities with regards to time for the past five years, nor with regard to any additional positions held during the period. In addition, the Company intends to disclose the percentage of professional time that each executive officer and director will devote to the Company.

12.  Further, please provide disclosure required pursuant to Item 401(e) of Regulation S-K that “briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure.”

Response: The Company acknowledges the Staff’s comment above.  The Company intends, on or before July 22, 2011, to address Comment #12, in accordance with Item 401(e) of Regulation S-K, by revising the Form 8-K to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time the disclosure is made, in light of the registrants business and structure.

Schedule 14C, filed January 10, 2011

13.  We note that holders of approximately 58% of the outstanding shares entitled to vote approved the Company’s name change. We further note that your officers and directors held approximately 41.5% of the Company’s voting securities. Please tell us the names of the holders of the other 16.5% of your voting securities and how their consent was solicited.

Response:  The names of the holders of the other 16.5% of the Company’s voting securities are as follows:

          Shareholder Names

1) Sabine Frisch

2) Benito Fuschino

3) Scott Keevil

4) Penny Currah

5) Dino Fuschino

6) John S. Wilkes

7) Rosella DeMelo

Their consent was solicited through direct mail to their home addresses.

14.  Please note that all outstanding comments relating to your fillings will need to be resolved prior to your filing of a definitive information circular on Schedule 14C.

Response:  The Company has not nor will not file a definitive information circular on Schedule 14C until it has resolved all outstanding comments related to its filings.

Please find attached as Exhibit “A” hereto the Company’s letter to the Commission providing the requested Tandy representations.

If you have any questions regarding our responses to the comments in the Letter, please do not hesitate to call. Thank you for assisting with the review process.

Very truly yours,

JOYCE THRASHER KAISER & LISS, LLC

                                                                        /s/ H. Grady Thrasher, IV

                                                                             H. Grady Thrasher, IV

Exhibit “A”

July 15, 2011

Doug Brown

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:      Joshua Gold Resources Inc., formerly known as Bio-Carbon Systems

International Inc. (the “Company”)

            Form 10

            Filed October 28, 2009

            Form 10-K for the Fiscal Year Ended December 31, 2009

            Filed April 6, 2010

            Amendment No. 1 to Form 8-K

            Filed November 18, 2010

            Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended

June 30, 2010

Filed November 18, 2010

            Form 8-K

            Filed December 23, 2010

            Schedule 14C

            Filed January 10, 2011

            File No. 0-53809

Dear Mr. Brown:

            In connection with the letter filed by our securities counsel on July 15, 2011 to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comment letter dated January 28, 2011, the Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                    Sincerely,

                                                                                    Joshua Gold Resources Inc.

                                                                                    /s/ Benjamin Ward

                                                                                    Benjamin Ward

                                                                                    President and CEO